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                             June 1, 2021

       Barry Engle
       Chief Executive Officer
       Lilium B.V.
       505 Montgomery Street, Suite 1100
       San Francisco, CA

                                                        Re: Lilium B.V.
                                                            Registration
Statement on Form F-4
                                                            Filed May 5, 2021
                                                            File No. 333-255800

       Dear Ms. Engle:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed May 5, 2021

       What interests do the Sponsor, Qell Initial Shareholders and Qell's other current officers and directors have in the Business Combination?, page 13

   1. Please include the aggregate market value of the Private Placement Warrants as of the most practicable date.
   2.                                                   Please disclose whether
there are any outstanding working capital loans.
       Adverse publicity stemming from any incident involving, page 62

   3. We note your disclosure that your insurance may be inapplicable to cover any incident or accident and that you
may have to bear substantial losses from an incident or accident.
                                                        Please disclose whether
your insurance covered the losses you sustained the fire in
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         February 2020.
Background of the Business Combination, page 94

4.       We note that you considered over 100 different potential business combination
         targets. Please substantially revise your disclosure to provide additional detail, including timing and how the discussions with other potential targets overlapped with one another and with Lilium. Please describe the potential terms discussed and the progress of those discussions. Also provide the dates of board meetings at which the management team communicated with the board, how many candidates they presented to the board, what recommendations they made, whether financial advisors were involved, and further
         information on the board   s decision-making process.
5. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.
6.       We note your disclosure on page 99 that Qell and Lilium made
adjustments to Lilium   s
         financial projections to reflect the revised amount of PIPE proceeds. Please disclose the projections and assumptions.
7.       Please identify the Strategic Advisor.
The Business Combination
Lilium Prospective Financial Information, page 105

8. Although you provide a table of selected prospective financial measures for fiscal years
         2024 through 2027, no similar detail is presented for fiscal years 2021 through 2023.
         Please revise to include a uniform presentation for each fiscal year or explain to us why such information is impracticable and/or not useful to investors. If prepared by management, also include Lilium's net income (loss) projections for each of the related periods.
9. Please revise to disclose the extent to which your projected revenues and production volumes are subject to formal sales agreements. In addition, if a material portion of your projected financial measures are concentrated with an individual customer(s), separately quantify and discuss these concentrations.
10. We note your disclosure on page 107 that the financial projections were based on numerous variables, estimates, and assumptions. Please revise to describe such variables, estimates and assumptions with greater specificity and quantify where practicable.
11. Refer to your statement that "Lilium undertakes no obligation to update or otherwise revise or reconcile the above the Lilium Projections to reflect circumstances existing after the date the Lilium Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such information
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Lilium B.V.LastNameBarry Engle
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         are shown to be in error.    Please tell us the basis for your
apparent belief that you can
         limit your obligation to update your prospectus in this manner. In particular, this assertion does not appear consistent with the requirements of Item 408 of Regulation C and your proposed use of the prospectus over a period of time in connection with a continuous offering of shares pursuant to the exchange offer.
Material Tax Consequences, page 113

12. If counsel elects to file a short form tax opinion, both the opinion and the information in the joint proxy statement/prospectus must state clearly that the discussion in the joint proxy statement/prospectus constitutes counsel's opinion.
13. We note your disclosure that the Merger should constitute a reorganization under Section
         368(a)(1)(F) of the Code. Please have counsel explain why it cannot
give a    will    opinion
         and to describe the degree of uncertainty in the opinion. Please also include a risk factor setting forth the risks of uncertain tax treatment to investors. Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 158

14.      You disclose within your description of pro forma adjustment (D) that
  22.6 million of
         Qell transaction costs have been excluded from the pro forma statement of operations.
         Please reflect such expenses within the pro forma statement of operations, similar to your treatment of the Lilium transaction costs, or tell us why you believe no adjustment is necessary.
Business of Lilium and Certain Information About Lilium
Our Strategy, page 164

15.      We note your discussions of "contribution margin" on pages 164-165 and
173. Please
         revise your filing to specify how you define and calculate contribution margin. A discussion of the material expenses excluded from contribution margin may also be useful to investors. Also revise to indicate that contribution margin is not a term defined under
         IFRS and that your calculation of contribution margin may be different than those used by other registrants.
Safety and Performance, page 177

16. We note your disclosure that In February 2020 your prototype was destroyed in a fire.
         Please disclose whether the investigations related to the incident have been complete and results of such investigations. Pease also revise your risk factor disclosures to state whether there were any injuries, causalities or additional damages as a result of the fire.
Lilium's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Critical Accounting Estimates
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Share-Based Compensation, page 193

17. We note your disclosure that the value of each share option was determined to be the value of the underlying common share less the exercise price since "recent option
         grants...have been deep in-the-money at their respective grant dates." Please tell us in sufficient detail how you determined intrinsic value represents an appropriate fair value measurement for your options under paragraph 17 of IFRS 2. Also reconcile your disclosure here to the disclosure on page F-50 discussing inputs to the option pricing
         "models used." If the intrinsic value valuation applies only to "recent option grants," tell us the number of options valued using intrinsic value, the total fair value related to such option issuances, and the periods over which the compensation will be recognized. If your intrinsic value disclosure applies to the valuation of cash-settled options at fiscal year-end, revise your disclosures to clarify, and explain how intrinsic value represents an appropriate fair value.
Audited Consolidated Financial Statements of Lilium GmbH
Notes to the Consolidated Financial Statements
20. Share-based Payments, page F-48

18. We note that the original terms of your share options allowed holders to settle in cash or shares only if an "exit event" occurs. We further note that the options were modified in
         November 2020 to give you the discretion to settle them in cash or shares. Please address the following comments related to your share options:

                Considering the options appear to be cash-settleable only upon a contingent event, tell us how you determined that the shares qualified for classification as cash-settled.
              Cite the authoritative IFRS accounting guidance you relied upon, such as IAS 37, in determining whether to classify the options as cash-settled or equity-settled.

                In regards to the option modification, provide the disclosures required by paragraph
              47(c) of IFRS 2 in your next amendment. For the post-modification options that continue to be classified as cash-settled awards, also explain to us in sufficient detail why, consistent with your accounting policy disclosure on page F-35, it appears they have not been reclassified within equity considering you believe the exit event is not probable.

Exhibit 4.1, page II-1

19. We note that the form of warrant agreement filed as Exhibit 4.1 provides that any action, proceeding, or claim arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District
         Court for the Southern District of New York, and that the company irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. We also note that the parties
 Barry Engle
Lilium B.V.
June 1, 2021
Page 5
         waive any objection to such    exclusive jurisdiction.    If this
provision requires investors
         in this offering to bring any such action, proceeding, or claim in the courts of the State of
         New York or the United States District Court for the Southern District of New York,
         please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.
General

20. Please revise your letter to Qell shareholders to state the equity and voting interests of the shareholders of Holdco after the business combination.
21. Please add a question and answer highlighting any material differences in the rights of security holders as result of the dual class structure. Please also disclose the voting percentages of the shareholders.
22. Please expand your cover page disclosure to briefly discuss the contemplated dual-class structure and the relative voting rights of Class A Shares and Class B Shares. In addition, please add risk factor disclosure to discuss whether your dual class structure could inhibit inclusion in certain stock market indices, and potential adverse effects on your market price and liquidity.
23. Please disclose the intended use for the funds in the Trust and PIPE. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameBarry Engle                                   Sincerely,
Comapany NameLilium B.V.
June 1, 2021 Page 5                                             Division of
Corporation Finance
FirstName LastName                                              Office of
Manufacturing